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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Acacia Research Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   003881 10 9
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages

Cusip No. 003881 10 9                13G

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

H. Lee Browne
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2 Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                           (a) [   ]
                                                           (b) [   ]

--------------------------------------------------------------------------------
3 SEC Use Only

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4 Citizenship or Place of Organization

United States
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Number of               (5)  Sole Voting Power                163,100 shares of
Shares                                                        common stock
Bene-
ficially                (6)  Shared Voting Power              Not applicable
Owned by
Each                    (7)  Sole Dispositive Power           163,100 shares of
Reporting                                                     common stock
Person
With                    (8)  Shared Dispositive Power         Not applicable
--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each
   Reporting Person

163,100 shares of common stock
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes
   Certain Shares (See Instructions)                                     [   ]

--------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row 9

4.5%
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12 Type of Reporting Person (See Instructions)

IN


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                                                               Page 3 of 5 Pages

                                  Schedule 13G

                           Common Stock, No Par Value
                             CUSIP No. 0003881 10 9

         Pursuant to Rule 13d-1(c), the Schedule 13D, dated July 6, 1997, filed by H. Lee Browne ("Mr. Browne"), a citizen of the United States, with respect to the Common Stock, with no par value per share (the "Shares"), of Acacia Research Corporation, a California corporation (the "Issuer"), is hereby amended and restated in its entirety upon the filing of this Schedule 13G as set forth below.

Item 1(a)        Name of Issuer:

                 Acacia Research Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 12 South Raymond Avenue
                 Pasadena, California  91105

Item 2(a)        Name of Person filing:

                 H. Lee Browne

Item 2(b)        Address of Principal Business Office or, if none,
                 Residence:

                 c/o Soundview Technologies Incorporated
                 Two Soundview Drive
                 Greenwich, Connecticut  06830

Item 2(c)        Citizenship:

                 Mr. Browne is a citizen of the United States.

Item 2(d)        Title of Class of Securities:

                 Common stock, no par value per share

Item 2(e)        CUSIP Number: 003881 10 9

Item 3           Not Applicable.

Item 4           Ownership.

         The approximate percentage of shares of Common Stock reported as beneficially owned by Mr. Browne is based upon 3,616,187 shares outstanding as of March 26, 1998, based upon information provided in the Issuer's Annual Report on Form 10-K.


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                                                               Page 4 of 5 Pages

Item 5           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6           Ownership of More than Five Percent on Behalf of
                 Another Person.

                 Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable

Item 8           Identification and Classification of Members of the
                 Group.

                 Not applicable

Item 9           Notice of Dissolution of Group.

                 Not applicable

Item 10          Certification.

                 Not applicable


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                                                               Page 5 of 5 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1998

                                  /s/ H. Lee Browne
                                  ----------------------------------------------
                                  H. Lee Browne